Exhibit 99.1

alstria office REIT-AG
Hamburg

ISIN DE000A0LD2U1 / WKN A0L D2U

Announcement of the exchange rate for the offer announced on June 4, 2009

The XETRA closing prices as of June 16, 17, and 18, 2009 were €5.40, €5.25, and €5.68. The arithmetic average thereof amounts to €5.44. After taking into account the discount of 23.57%, the reference rate according to subparagraph 2.2 of the offer amounts to €4.16.

Accordingly, shareholders who want to accept the offer will receive one (1) share of alstria office REIT-AG for every 8 dividend claims.

Notice to US shareholders:
The Offer is made for the securities of a foreign company. The Offer is subject to the disclosure requirements of a foreign country that are different from those of the United States. It may be difficult for you to enforce your rights and any claim you may have arising under the US federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue the foreign company or its officers or directors in a foreign court for violations of the US securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a US court’s judgment. The offer is addressed solely to the shareholders of alstria office REIT-AG.

Hamburg, June 19, 2009
alstria office REIT-AG
The Management Board